July 9, 2020

VIA EDGAR

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	David Link
James Lopez

Re:	Artius Acquisition Inc.
Registration Statement on Form S-1, as amended
File No. 333-239421

Dear Mr. Link and Mr. Lopez:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Artius Acquisition Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-239421) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m. Eastern Daylight Time on July 13, 2020, or as soon as practicable thereafter. The Company hereby authorizes Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, to modify or withdraw this request for acceleration orally. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Grabar at +1 212 225-2414 and that such effectiveness also be confirmed in writing.

Very truly yours,

Artius Acquisition Inc.

By:	/s/ Boon Sim
	Name:	Boon Sim
	Title:	Chief Executive Officer

cc:	Nicolas Grabar, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Adam Brenneman
Cleary Gottlieb Steen & Hamilton LLP